Filed pursuant to Rule 433
Registration No. 333-107474
September 7, 2006
AVNET, INC.
Pricing Term Sheet

Issuer:	Avnet, Inc.

Size:	$300,000,000

Security Type:	Senior Unsecured Note

Maturity Date:	September 15, 2016

Coupon:	6.625%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2007

Price to Public:	$298,635,000 total (99.545% per note)

Underwriting Discounts and Commissions:	$2,550,000 total (0.85% per note)

Proceeds:	$296,085,000 total ($98.695 per note)

Yield to Maturity:	6.688%

Benchmark Treasury:	UST 4.875% 08/15/2016

Benchmark Treasury Yield:	4.813%

Spread to Benchmark Treasury:	187.5 bps

Optional Redemption — Reinvestment Rate:	0.30%

Selling Concession:	0.50%

Reallowance to other dealers:	0.25%

Trade Date:	September 7, 2006

Settlement Date:	September 12, 2006 (T+3)

Underwriters:	Joint Book-running Managers
Banc of America Securities LLC
J.P. Morgan Securities Inc.

Lead Manager
Credit Suisse Securities (USA) LLC

Co-Managers
ABN AMRO Incorporated
BNP Paribas Securities Corp.
Scotia Capital (USA) Inc.
Calyon Securities (USA) Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from J.P. Morgan Securities Inc. collect at (212) 834-4533 or calling or e-mailing Banc of America Securities LLC at (800) 294-1322 or dg.prospectus_distribution@bofasecurities.com.